ITEM 77C

DREYFUS LIFETIME PORTFOLIOS, INC.

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of Dreyfus LifeTime Portfolios, Inc. (the “Fund”) was held on October 9, 2009. Out of a total of 5,008,057 shares (“Shares”) entitled to vote at the meeting, a total 2,417,502 shares were represented at the Meeting, in person or by proxy. The following matter was duly approved by the holders of the Fund’s outstanding Shares as follows:

		Shares

	For	Withheld

To elect Clifford L. Alexander, Jr.,
Nathan Leventhal and
Benaree Pratt Wiley as
Board members of the Fund

Clifford L. Alexander, Jr.	2,332,375	85,125
Nathan Leventhal	2,333,224	84,278
Benaree Pratt Wiley	2,330,843	86,358